Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results for the Three and Twelve Months Ended December 31, 2016

HAMILTON, Bermuda, Feb. 7, 2017 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company" or "we") today announced results for the three and twelve months ended December 31, 2016.

Highlights

  Reported a net profit of $3.7 million for the twelve months ended December 31, 2016, or $0.12 basic and diluted earnings per share, as compared to a net profit of $32.0 million, or $1.23 basic and diluted earnings per share, for the twelve months ended December 31, 2015. The Company reported EBITDA (see Non-GAAP Measures section below) of $54.2 million for the twelve months ended December 31, 2016, as compared to $70.6 million for the twelve months ended December 31, 2015.
  Reported a net loss of $3.7 million for the three months ended December 31, 2016, or $0.11 basic and diluted loss per share, as compared to a profit of $5.4 million, or $0.21 basic and diluted earnings per share, for the three months ended December 31, 2015. The Company reported EBITDA (see Non-GAAP Measures section below) of $10.9 million for the three months ended December 31, 2016, as compared to $17.1 million for the three months ended December 31, 2015.
  Delivered a solid chartering performance for the year with spot and pool MR tankers earning an average of $14,627 per day and Eco-Design chemical tankers earning an average of $15,395 per day.
  Completed a refinancing of the Ardmore Seatrader, a 47,000 Dwt Eco-Mod product / chemical tanker under a sale and leaseback arrangement, releasing gross proceeds of $9.3 million which, after repayment of existing debt, will be used for general corporate purposes.
  Maintaining a dividend policy of paying out 60% of earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the fourth quarter 2016. The Company paid out $0.27 per common share in cash dividends, in the aggregate, for the first and second quarter of 2016.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"Throughout 2016, we achieved a number of key accomplishments that position Ardmore to benefit from the long-term trends driving the market for MR product and chemical tankers. We completed a refinancing of all our debt on improved terms and pricing, concluded a follow-on offering in June to finance the accretive acquisition of six Eco-Design MR product tankers at a highly attractive price, and opportunistically sold three chemical tankers, which partially funded the six-ship acquisition and refocused the fleet more toward MRs with greater earnings upside. Just as importantly, we remained focused on maintaining the best-in-class operational capabilities and cost structure that are central to our identity.

The charter market performance for the year reflected a strong first half that was partially offset by weakness in the second half, driven by high inventory levels and low oil trading activity, coupled with the high pace of MR newbuilding deliveries in 2016. We believe that underlying demand growth fundamentals will prevail again starting later this year and, coupled with the very low orderbook and a significantly reduced pace of deliveries, will set the stage for a strong and sustained charter market recovery. With our strong balance sheet, modern fleet, low cost structure, and with revenue days set to increase by 13% in 2017, we believe Ardmore is well positioned to take advantage of the anticipated charter market recovery and to generate strong returns and value accretion for our shareholders."

Summary of Recent and Fourth Quarter 2016 Events

Fleet

Deliveries

During the quarter, the Company took delivery of the final of the six vessels we agreed to acquire in June 2016. The Ardmore Enterprise, a 49,500 Dwt Eco-Design IMO 2/3 vessel constructed by STX Offshore and Shipbuilding Co. Ltd. in Korea, delivered on November 2, 2016 and commenced employment in the spot market.

Fleet Operations and Employment

The Company has 27 vessels currently in operation, comprising 21 Eco MR tankers ranging from 45,000 Dwt to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design product / chemical tankers ranging from 25,000 Dwt to 38,000 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At year-end 2016, the Company had 20 MR tankers trading in the spot market or in pools, and one MR tanker employed on time charter. The 20 spot or pool trading MR tankers, comprising 14 Eco-Design and six Eco-Mod, earned an average of $12,113 per day in the quarter and $14,627 per day for the full year. Overall for the quarter, our 15 Eco-Design MR tankers earned $12,389 per day, and our six Eco-Mod MR tankers earned $11,910 per day.

In the first quarter of 2017, the Company expects to have 99% of its revenue days for its MR Eco-Design tankers employed in the spot market or in pools. The remaining 1% of revenue days are expected to be employed on time charters at an average rate of $18,500 per day. For its Eco-Mod MR tankers, the Company estimates that all revenue days are expected to be employed in the spot market. As of February 6, 2017, the Company has fixed approximately 50% of its total MR spot revenue days for the first quarter 2017 at approximately $12,500 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At year-end 2016, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, five of which were trading spot or in pools and one of which was employed on time charter. During the fourth quarter of 2016, across all employment types, the Company's six Eco-Design product / chemical vessels earned an average daily rate of $12,502 per day in the quarter and $15,395 per day for the full year.

In the first quarter of 2017, the Company expects to have 88% of its revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market or in pools. The remaining 12% of revenue days are expected to be employed on time charters at an average rate of $16,350 per day. As of February 6, 2017, the Company has fixed approximately 50% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the first quarter 2017 at approximately $12,500 per day.

Drydocking

The Company had no drydock days in the fourth quarter of 2016. Ardmore expects 45 scheduled drydock days in the first quarter of 2017.

Dividend

Based on the Company's policy of paying out dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended December 31, 2016, in which the Company experienced a loss from continuing operations of $3.7 million. The Company has paid out dividends of $0.27 per share for the full year 2016. In addition, the Company has paid a total of $0.71 per share over the five quarters since initiating a constant payout ratio dividend policy, as compared to $0.50 paid in the prior five-quarter period under a fixed dividend policy. The Company's Board of Directors reaffirmed its intention to maintain a policy of paying out dividends equal to 60% of earnings from continuing operations moving forward. Earnings from continuing operations is defined as earnings per share ("EPS") reported under US GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended December 31, 2016 and 2015

The Company reported a net loss of $3.7 million, or $0.11 basic and diluted loss per share, for the three months ended December 31, 2016, as compared to a net profit of $5.4 million, or $0.21 basic and diluted earnings per share, for the three months ended December 31, 2015. For the three months ended December 31, 2016, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $10.9 million, a decrease of $6.2 million from $17.1 million for the three months ended December 31, 2015.

Results for the Twelve Months Ended December 31, 2016 and 2015

The Company reported a net profit of $3.7 million, or $0.12 basic and diluted earnings per share, for the twelve months ended December 31, 2016, as compared to $32.0 million, or $1.23 basic and diluted earnings per share, for the twelve months ended December 31, 2015. For the twelve months ended December 31, 2016, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $54.2 million, a decrease of $16.4 million from $70.6 million for the twelve months ended December 31, 2015.

Management's Discussion and Analysis of Financial Results for the Three Months Ended December 31, 2016 and 2015

Revenue. Revenue for the three months ended December 31, 2016 was $43.2 million, an increase of $1.4 million from $41.8 million for the three months ended December 31, 2015.

The average number of owned vessels increased to 27 for the three months ended December 31, 2016, from 23 for the three months ended December 31, 2015, resulting in revenue days of 2,417 for the three months ended December 31, 2016, as compared to 2,047 for the three months ended December 31, 2015.

We had ten and 16 vessels employed under time charter and pool arrangements as at December 31, 2016 and December 31, 2015, respectively. Revenue days derived from time charter and pool arrangements were 952 for the three months ended December 31, 2016, as compared to 1,331 for the three months ended December 31, 2015. The decrease in revenue days in time charter and pool arrangements resulted in a decrease in revenue of $6.4 million, while lower charter rates for the quarter ended December 31, 2016 resulted in a decrease in revenue of $3.5 million.

We had 17 and eight vessels employed directly in the spot market as at December 31, 2016 and December 31, 2015, respectively. For spot chartering arrangements, we had 1,465 revenue days for the three months ended December 31, 2016, as compared to 716 for the three months ended December 31, 2015. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $20.2 million, offset by an $8.8 million decrease in spot market revenue related to softer market conditions.

For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $13.4 million for the three months ended December 31, 2016, an increase of $5.9 million from $7.5 million for the three months ended December 31, 2015.

Revenue days increased to 2,417 for the three months ended December 31, 2016, as compared to 2,047 for the three months ended December 31, 2015. For spot chartering arrangements, we had 1,465 revenue days for the three months ended December 31, 2016, as compared to 716 for the three months ended December 31, 2015. This increase in revenue days results in an increase in commissions and voyage related expenses of $5.9 million. In direct spot employment, all voyage expenses are borne by us as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

TCE Rate. The average TCE rate for our fleet was $12,307 per day for the three months ended December 31, 2016, decreasing by $4,660 per day from $16,967 per day for the three months ended December 31, 2015.

Vessel Operating Expenses. Vessel operating expenses were $16.1 million for the three months ended December 31, 2016, an increase of $2.1 million from $14.0 million for the three months ended December 31, 2015. This increase is primarily due to an increase in the number of vessels in operation for the three months ended December 31, 2016. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,531 for the three months ended December 31, 2016, as compared to $6,503 for the three months ended December 31, 2015.

Depreciation. Depreciation expense for the three months ended December 31, 2016 was $8.5 million, an increase of $1.6 million from $6.9 million for the three months ended December 31, 2015. The increase is primarily due to an increase in the average number of owned vessels to 27 for the three months ended December 31, 2016, from 23 for the three months ended December 31, 2015.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended December 31, 2016 was $0.7 million, an increase of $0.2 million from $0.5 million for the three months ended December 31, 2015. The capitalized costs of drydockings for a given vessel are depreciated on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses. General and administrative expenses for the three months ended December 31, 2016 were $2.8 million, as compared to $3.1 million for the three months ended December 31, 2015. The decrease in general and administrative expenses was primarily as a result of a decrease in professional fees of $0.2 million during the three months ended December 31, 2016, as a consequence of transactional costs associated with vessels and financings in the fourth quarter of 2015.

Interest Expense and Finance Costs. Interest expense and finance costs (which include loan interest, capital lease interest, and amortization of deferred financing fees, and are net of capitalized interest) for the three months ended December 31, 2016 were $5.5 million, as compared to $4.3 million for the three months ended December 31, 2015. Cash interest expense increased by $0.1 million to $4.1 million for the three months ended December 31, 2016, from $4.0 million for the three months ended December 31, 2015. This is explained by a reduction in the interest expense following the refinancing of debt completed during the first quarter of 2016 in addition to the sale of the Ardmore Calypso, Ardmore Capella and Ardmore Centurion, offset by an increase in costs following the delivery of the six acquired vessels. Capitalized interest, which relates to vessels under construction, was nil for the three months ended December 31, 2016, as compared to $0.2 million for the three months ended December 31, 2015, as there were no vessels under construction during the three months ended December 31, 2016. Amortization of deferred financing charges for the three months ended December 31, 2016 was $1.3 million, as compared to $0.5 million for the three months ended December 31, 2015. The $1.3 million is inclusive of a write-off of deferred finance fees of $0.3 million relating to the sale of the Ardmore Centurion.

Liquidity

As of December 31, 2016, the Company had $56.0 million (December 31, 2015: $40.1 million) available in cash and cash equivalents. The following debt and capital lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Dec 31, 2016	Dec 31, 2015
Debt	453,213,106	388,242,404
Capital Leases	9,130,650	26,771,911
Total	462,343,756	415,014,315

Conference Call

The Company plans to have a conference call on February 7, 2017 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended December 31, 2016. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through February 7, 2017 at 877-344-7529 or 412-317-0088. Enter the passcode 10100922 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product / chemical tankers ranging from 25,000 to 50,300 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product / chemical tankers, building key long-term commercial relationships and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Dec 31, 2016	Dec 31, 2015
Current assets
Vessels held for sale	-	37,083,985
Cash and cash equivalents	55,952,873	40,109,382
Receivables, trade	23,148,782	26,189,316
Working capital advances	3,300,000	3,475,000
Prepayments	803,003	1,042,359
Advances and deposits	3,136,362	3,511,872
Other receivables	82,636	23,953
Inventories	7,339,252	3,969,483
Total current assets	93,762,908	115,405,350

Non-current assets
Vessels and vessel equipment, net	785,461,415	658,628,933
Deferred drydock expenditure, net	3,232,293	3,730,374
Leasehold improvements	488,561	-
Other non-current assets, net	697,546	432,951
Total non-current assets	789,879,815	662,792,258

TOTAL ASSETS	883,642,723	778,197,608

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	14,448,043	12,482,540
Charter revenue received in advance	507,780	1,192,317
Other payables	5,354	144,932
Accrued interest on loans	2,067,991	1,752,226
Current portion of long-term debt	41,827,480	27,014,500
Current portion of capital lease obligations	159,028	26,771,911
Total current liabilities	59,015,676	69,358,426

Non-current liabilities
Non-current portion of long-term debt	411,385,626	361,227,904
Non-current portion of capital lease obligations	8,971,622	-
Total non-current liabilities	420,357,248	361,227,904

Equity
Share capital	340,613	263,297
Additional paid in capital	405,279,257	338,226,370
Treasury stock	(4,272,477)	(1,278,546)
Accumulated surplus	2,922,406	10,400,157
Total equity	404,269,799	347,611,278

TOTAL LIABILITIES AND EQUITY	883,642,723	778,197,608

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Twelve months ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
REVENUE
Revenue	43,179,031	41,771,399	164,403,938	157,882,259

OPERATING EXPENSES
Commissions and voyage related costs	13,358,580	7,510,213	37,121,398	30,137,173
Vessel operating expenses	16,109,571	14,006,468	56,399,979	46,416,510
Depreciation	8,513,101	6,905,001	30,091,237	24,157,022
Amortization of deferred dry dock expenditure	665,018	503,175	2,715,109	2,120,974
General and administrative expenses	2,835,258	3,112,688	14,077,212	10,748,622
Total operating expenses	41,481,528	32,037,545	140,404,935	113,580,301

Profit from operations	1,697,503	9,733,854	23,999,003	44,301,958

Interest expense and finance costs	(5,459,297)	(4,337,015)	(17,754,118)	(12,282,704)
Interest income	57,204	4,883	164,629	15,571
Loss on disposal of vessels	-	-	(2,601,148)	-
Profit / (loss) before taxes	(3,704,590)	5,401,722	3,808,366	32,034,825

Income tax	16,816	(36,172)	(60,434)	(79,860)

Net profit / (loss)	(3,687,774)	5,365,550	3,747,932	31,954,965

Earnings / (loss) per share basic and diluted	(0.11)	0.21	0.12	1.23
Earnings / (loss) per share from continuing operations (1)	(0.11)	0.21	0.21	1.23
Weighted average number of shares outstanding, basic and diluted	33,575,611	26,159,808	30,141,891	26,059,122

(1)	Earnings per share from continuing operations is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section below.

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Twelve months ended
	Dec 31, 2016	Dec 31, 2015
OPERATING ACTIVITIES
Net profit	3,747,932	31,954,965
Non-cash items:
Depreciation	30,091,237	24,157,022
Amortization of deferred dry dock expenditure	2,715,109	2,120,974
Share based compensation	1,304,325	1,436,505
Loss on disposal of vessels	2,601,148	-
Amortization of deferred finance charges	3,415,452	1,711,481
Changes in operating assets and liabilities:
Receivables, trade	3,040,535	(21,203,417)
Working capital advances	175,000	(2,975,000)
Prepayments	239,356	(358,597)
Advances and deposits	375,510	(458,880)
Other receivables	(58,683)	612,511
Inventories	(3,369,769)	(1,483,143)
Payables, trade	1,965,503	5,443,919
Charter revenue received in advance	(684,537)	(350,546)
Other payables	(139,578)	(503,173)
Accrued interest on loans	315,765	869,632
Deferred dry dock expenditure	(3,099,805)	(3,314,568)
Net cash provided by operating activities	42,634,500	37,659,686

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(174,012,168)	(232,497,213)
Net proceeds from sale of vessels	52,656,414	-
Payments for leasehold improvements	(530,717)	-
Payments for other non-current assets	(424,760)	(352,521)
Net cash used in investing activities	(122,311,231)	(232,849,734)

FINANCING ACTIVITIES
Proceeds from long-term debt	110,010,000	216,490,000
Repayments of long term debt	(42,208,171)	(24,753,641)
Proceeds from capital leases	9,245,749	-
Repayments of capital leases	(27,097,348)	(1,702,981)
Payments for deferred finance charges	(6,036,243)	(1,633,259)
Net proceeds from equity offering	63,927,416	-
Payments for treasury stock	(2,993,931)	-
Payment of dividend	(9,327,251)	(12,980,285)
Net cash provided by financing activities	95,520,221	175,419,834

Net increase / (decrease) in cash and cash equivalents	15,843,491	(19,770,214)

Cash and cash equivalents at the beginning of the period	40,109,382	59,879,596

Cash and cash equivalents at the end of the period	55,952,873	40,109,382

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Twelve months ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
EBITDA (1)	10,875,622	17,142,030	54,204,201	70,579,954

AVERAGE DAILY DATA
Fleet time charter equivalent per day (2)	12,307	16,967	14,785	18,309

Fleet operating costs per day (3)	6,158	6,133	6,017	5,976
Technical management fees per day (4)	373	370	388	357
	6,531	6,503	6,405	6,333

MR Tankers Spot & Pool TCE per day (2)	12,113	18,508	14,627	21,548

MR Tankers Eco-Design
TCE per day (2)	12,389	17,664	15,098	19,149
Vessel operating costs per day (5)	6,012	6,310	6,078	6,128

MR Tankers Eco-Mod
TCE per day (2)	11,910	16,875	14,318	20,223
Vessel operating costs per day (5)	7,062	6,741	6,688	6,676

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	12,502	17,788	15,395	17,507
Vessel operating costs per day (5)	6,570	6,289	6,289	6,030

Prod/Chem Tankers Eco-Mod (17k - 29k Dwt)
TCE per day (2)	-	13,186	11,839	13,417
Vessel operating costs per day (5)	-	6,965	6,897	6,556

FLEET
Upgrades and enhancements expensed	193,966	240,654	642,782	915,677

Average number of owned operating vessels	26.8	23.3	24.1	19.8

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate is the net charter rate or net pool rate, as applicable, per revenue day plus Communication, Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed in the spot market or in pools, TCE is the net rate after deducting voyage costs incurred, including all commissions and pool administration fees.

(3)

Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation Fleet List as at February 6, 2017

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Sevaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,568

Non-GAAP Measures

This press release describes EBITDA and earnings per share from continuing operations, which are not measures prepared in accordance with U.S. GAAP and are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before share-based compensation and initial public offering costs and certain other items that Ardmore believes are not representative of its operating performance. Earnings per share from continuing operations is defined as earnings per share ("EPS") reported under US GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

These non-GAAP measures are presented in this press release as the Company believes that it provides investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

EBITDA	Three months ended		Twelve months ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31,2015

Net profit / (loss)	(3,687,774)	5,365,550	3,747,932	31,954,965
Interest income	(57,204)	(4,883)	(164,629)	(15,571)
Interest expense and finance costs	5,459,297	4,337,015	17,754,118	12,282,704
Income tax	(16,816)	36,172	60,434	79,860
Depreciation	8,513,101	6,905,001	30,091,237	24,157,022
Amortization of deferred dry dock expenditure	665,018	503,175	2,715,109	2,120,974
EBITDA	10,875,622	17,142,030	54,204,201	70,579,954
Loss on disposal of vessels	-	-	(2,601,148)	-
ADJUSTED EBITDA	10,875,622	17,142,030	56,805,349	70,579,954

EARNINGS PER SHARE FROM CONTINUING OPERATIONS	Three months ended		Twelve months ended
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31,2015

Net profit / (loss)	(3,687,774)	5,365,550	3,747,932	31,954,965

Loss on disposal of vessels	-	-	(2,601,148)	-
Adjusted net profit /(loss)	(3,687,774)	5,365,550	6,349,080	31,954,965

EPS from continuing operations	(0.11)	0.21	0.21	1.23
Weighted average number of shares	33,575,611	26,159,808	30,141,891	26,059,122

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com